UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yulong Eco-Materials Limited - (Nasdaq: YECO) (“Company”) announced today that following a hearing before the Nasdaq Hearings Panel (the “Panel”) on May 25, 2017, the Panel granted the Company’s request for continued listing on Nasdaq, subject to the Company’s timely compliance with a number of interim milestones and, ultimately, the Company’s full compliance with all applicable requirements for continued listing on Nasdaq, including the filing of annual report for fiscal year ended June 30, 2016 and quarterly reports for fiscal periods ended September 30, 2016 and December 31, 2016, by no later than August 31, 2017.

The Company is diligently working to timely evidence compliance with the terms of the Panel’s decision; however, there can be no assurance that the Company will be able to do so.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: June 12, 2017	By:	/s/ Yulong Zhu
Yulong Zhu Yulong Zhu, Chief Executive Officer

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